UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Fuel Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35952W103

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Chief Compliance Officer

10 Corbin Drive

3rd Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	This Schedule 13D constitutes Amendment No. 5 to the Schedule 13D on behalf of the Reporting Persons listed herein, except for Becker Drapkin Partners SLV, Ltd., for which it is the initial filing of Schedule 13D.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35952W103

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P. (f/k/a Becker Drapkin Management, L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 368,646
	8	SHARED VOTING POWER 1,525,919
	9	SOLE DISPOSITIVE POWER 368,646
	10	SHARED DISPOSITIVE POWER 1,525,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,894,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 35952W103

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P. (f/k/a Becker Drapkin Partners (QP), L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 639,167
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 639,167
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35952W103

1	NAME OF REPORTING PERSONS Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35952W103

1	NAME OF REPORTING PERSONS Becker Drapkin Partners SLV, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 886,752
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 886,752
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 35952W103

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,894,565
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,894,565
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,894,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 35952W103

1	NAME OF REPORTING PERSONS Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,255,398
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,255,398
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 35952W103

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,894,565
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,894,565
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,894,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2014, Amendment No. 1 thereto, filed with the SEC on August 26, 2014, Amendment No. 2 thereto, filed with the SEC on September 18, 2014, Amendment No. 3 thereto, filed with the SEC on October 30, 2014, and Amendment No. 4 thereto, filed on September 2, 2015, on behalf of the Reporting Persons (as defined below) (other than Becker Drapkin Partners SLV, Ltd.) and constitutes the initial filing on Schedule 13D filed with the SEC on behalf of Becker Drapkin Partners SLV, Ltd., in each case, with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Fuel Systems, Solutions, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 to Schedule 13D constitutes an “exit filing” with respect to the Schedule 13D filed on behalf of Becker Drapkin Partners, L.P.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety as of the date hereof:

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P. (f/k/a Becker Drapkin Management, L.P.), a Texas limited partnership (“NRC Management”); Northern Right Capital (QP), L.P. (f/k/a Becker Drapkin Partners (QP), L.P.), a Texas limited partnership (“NRC QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); Becker Drapkin Partners SLV, Ltd., a Cayman Island exempted company (“BD SLV”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”). The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

NRC QP and BD SLV are collectively referred to herein as the “Reporting Funds”.

Mr. Becker and Mr. Drapkin are the members of BCA, and BCA is the general partner of NRC Management. Mr. Becker and Mr. Drapkin are also limited partners of NRC Management. NRC Management is the general partner of, and investment manager for, each of NRC QP and Becker Drapkin, L.P., and the investment manager for each of BD SLV and a separate managed account on behalf of an investment advisory client (the “Managed Account”).

(b) The business address of the Reporting Persons except for Mr. Becker is 10 Corbin Drive, 3rd Floor, Darien, Connecticut 06820. The business address of Mr. Becker is 500 Crescent Court, Suite 230, Dallas, Texas 75201.

(c) The present principal occupation of Mr. Drapkin is managing BCA. The present principal occupation of Mr. Becker is co-managing certain aspects of BCA, including all actions thereof with respect to Becker Drapkin, L.P., BD SLV and the Managed Account, as well as serving as Principal of Western Family Value, LLC. The principal business of BCA is serving as the general partner of NRC Management. The principal business of NRC Management is serving as the general partner of, and investment manager for, each of NRC QP and Becker Drapkin, L.P., and as the investment manager for each of BD SLV and the Managed Account. The principal business of each of the Reporting Funds and Becker Drapkin, L.P. is acquiring and holding securities for investment purposes.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)-(j) The prior disclosures in Item 4 of the Schedule 13D are incorporated herein with respect to BD SLV. Subject to applicable law and regulations and, depending upon certain factors, including the liquidity of shares of Common Stock at prices that would make the disposition of such shares desirable, NRC Management and BD SLV intend to dispose of the shares of Common Stock held by the Managed Account and BD SLV, respectively, through the sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the applicable Reporting Persons deem advisable.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,894,565 shares of Common Stock. Based upon a total of 18,093,562 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2015, the Reporting Persons’ shares represent approximately 10.471% of the outstanding shares of Common Stock.

NRC QP owns 639,167 shares of Common Stock (the “NRC QP Shares”), which represent approximately 3.533% of the outstanding shares of Common Stock. NRC QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the NRC QP Shares. NRC QP disclaims beneficial ownership of the BD SLV Shares (as defined below) and the Managed Account Shares (as defined below).

Becker Drapkin, L.P. does not own any shares of Common Stock and does not have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock. Becker Drapkin, L.P. disclaims beneficial ownership of the NRC QP Shares, the BD SLV Shares and the Managed Account Shares.

BD SLV owns 886,752 shares of Common Stock (the “BD SLV Shares”), which represent approximately 4.901% of the outstanding shares of Common Stock. BD SLV has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD SLV Shares. BD SLV disclaims beneficial ownership of the NRC QP Shares and the Managed Account Shares.

As general partner and investment manager of NRC QP and investment manager of BD SLV, NRC Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the NRC QP Shares and BD SLV Shares. NRC Management disclaims beneficial ownership of the NRC QP Shares and BD SLV Shares. NRC Management in its capacity as investment manager for the Managed Account may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 368,646 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 2.037% of the outstanding shares of Common Stock.

As general partner of NRC Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by NRC Management. BCA disclaims beneficial ownership of any shares of Common Stock beneficially owned by NRC Management.

As a member of BCA and pursuant to the operating agreement of BCA, Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As a member of BCA and pursuant to the operating agreement of BCA, Mr. Becker may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the BD SLV Shares and the Managed Account Shares. Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) On November 2, 2015, as part of an internal restructuring of the entities managed by NRC Management, (i) NRC QP transferred 750,497 shares of Common Stock to BD SLV, (ii) Becker Drapkin, L.P. transferred 136,255 shares of Common Stock to BD SLV and (iii) Becker Drapkin, L.P. transferred 20,228 shares of Common Stock to NRC QP, in each case in exchange for interests of the applicable transferee.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On November 4, 2015, the Reporting Persons entered in the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this statement on Schedule 13D with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 6.

On November 4, 2015, BD SLV entered into a Joinder Agreement to the Voting Agreement previously filed in Amendment No. 4 to the Schedule 13D. Such Joinder Agreement is attached hereto as Exhibit 7.

Item 7. Material to be Filed as Exhibits

Exhibit 6	Joint Filing Agreement, dated November 4, 2015, by and among Northern Right Capital Management, L.P.; Northern Right Capital (QP), L.P., Becker Drapkin Partners, L.P.; Becker Drapkin Partners SLV, Ltd.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin

Exhibit 7	Joinder Agreement, dated November 2, 2015, by Becker Drapkin Partners SLV, Ltd.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2015

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Authorized Signatory

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Authorized Signatory

NORTHERN RIGHT CAPITAL (QP), L.P.

By:	Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Authorized Signatory

BECKER DRAPKIN PARTNERS, L.P.

By:	Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Authorized Signatory

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Authorized Signatory

BECKER DRAPKIN PARTNERS SLV, LTD.

By:	Northern Right Capital Management, L.P., its investment manager

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Authorized Signatory

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Authorized Signatory

BC ADVISORS, LLC

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Authorized Signatory

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Authorized Signatory

STEVEN R. BECKER

/s/ Steven R. Becker

MATTHEW A. DRAPKIN

/s/ Matthew A. Drapkin